Exhibit 21.1
Digital Recorders, Inc.
Wholly Owned Subsidiaries

Subsidiary	Jurisdiction of Incorporation
RTI, Inc.	Texas

Digital Audio Corporation	North Carolina

TwinVision® of North America, Inc.	North Carolina

DRI-Europa AB	Sweden